THE RBB FUND, INC

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

August 6, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”) -

Post-Effective Amendment No. 136 to the Registration

Statement on Form N-1A (File Nos. 33-20827 and 811-5518)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-referenced Post-Effective Amendment to the Company’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on September 30, 2010, or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Lisa K. Whittaker, Esq. at (215) 988-2883.

Very truly yours,

The RBB Fund, Inc.

By:	/s/ Salvatore Faia
Salvatore Faia
President

BNY Mellon Distributors, Inc.

By:	/s/ Bruno Di Stefano
Bruno Di Stefano
Vice President and Director